Robert E. Burwell Direct Dial: (415) 395-8849 Rob.Burwell@LW.com

505 Montgomery Street, Suite 2000
San Francisco, California  94111-6538
Tel: +1.415.391.0600  Fax: +1.415.395.8095
www.lw.com

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File No. 026004-0000

March 25, 2010

VIA EDGAR, FAX & FEDEX

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	PriceSmart, Inc.

Form 10-K for Year Ended August 31, 2009, Filed November 9, 2009

Form 10-Q for Period Ended November 30, 2009, Filed January 8, 2010

Definitive Proxy Statement on Schedule 14A, Filed December 8, 2009

File No. 0-22793

Dear Mr. Owings:

We are in receipt of the Staff’s letter dated March 9, 2010 with respect to the above-referenced Form 10-K, Form 10-Q and Proxy Statement.  Per our discussions with the Staff, we are responding to the Staff’s comments on behalf of PriceSmart, Inc. (“PriceSmart”) and have included proposed revised disclosure, where appropriate, on Annex I hereto.  For ease of reference, we have set forth the Staff’s comment and PriceSmart’s response below.

Form 10-K for the Year Ended August 31, 2009

Item 9A. Controls and Procedures, page 10

1.
Under the heading “(a) Evaluation of disclosure controls and procedures,” you refer to your “principal accounting officer” in addition to your principal executive officer. However, the statements you make in this section regarding your disclosure controls and procedures should refer to your “principal financial officer” as well as your principal executive officer.  If true, please confirm for us that the principal accounting officer you refer to in this section was, as of the end of the period covered by this report, the same individual as your principal financial officer and that none of the disclosures in this section, including the conclusion as to the effectiveness of your disclosure controls and procedures, would change if you substituted the title “principal financial officer” for “principal accounting officer.” In this regard, please confirm for us, if true, that your use of the title “principal accounting officer” instead of “principal financial officer” was not meant to limit the liability of any individual or entity. If any of these statements are not true, please explain.

PriceSmart’s Response:  The principal accounting officer referred to in Item 9A. Controls and Procedures in the Company’s Annual Report on Form 10-K for the year ended August 31, 2009 is the same individual as the Company’s principal financial officer.  None of the disclosures in this section, including the conclusion of the effectiveness of the Company’s disclosure controls and procedures, would change if the title “principal financial officer” were substituted for “principal accounting officer.”  The use of the title “principal accounting officer” instead of “principal financial officer” was not meant to limit the liability of any individual or entity.  The Company will refer to its “principal financial officer” rather than its “principal accounting officer” in this section in future filings.

Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition and Results of… page 3

2.
In future filings, please expand this section, and the similar sections in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please address the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

•
You state that you are susceptible to foreign currency exchange rate volatility because of the many foreign markets in which you operate. Please discuss any material trends or uncertainties regarding any particular foreign currency exchange rate material to you that you know or believe will have, or are reasonably likely to have, a material impact on you or your operations in future periods. If none, please state.

•
We note your statement under the heading “Current and Future Management Actions” that, due to the slowing global economic environment, you are “carefully monitoring inventory mix and levels, while maintaining [your] pricing leadership position and aggressively pursuing buying opportunities.” Please discuss in greater detail how you are monitoring inventory mix and levels and whether you have made any changes based on this monitoring and, if so, describe the changes and the impact of the changes on your operations in current and future periods. Also, please describe the steps you are taking to maintain your leadership price position and the impact of these steps on your operations in current and future periods. Further, please discuss the buying opportunities you are aggressively pursuing and their impact on your operations in current and future periods.

•
In this regard, please discuss whether you believe that your leveraging of costs due to your strong growth in sales over the last three years will continue in future periods and explain the impact of and the basis for your belief.  Also, please discuss in greater detail how you are improving purchasing, reducing supply chain costs for moving merchandise from the United States to your warehouse clubs, and lowering operating expenses within your corporate headquarters and describe the impact of each of these steps on your operations in current and future periods.  Further, please discuss how the larger dry distribution center in Miami, Florida has permitted you to service more efficiently your warehouse club locations and to realize efficiencies in distribution operating expenses and whether you believe these trends will continue going forward.

•
Please disclose the banks with whom you have partnered to offer co-branded credit cards in your Central American and Caribbean markets. Please explain why you have been pleased with the initial response of your credit card programs in these markets, why you expect the use of the card in these markets to grow in future periods, and the impact of the card in these markets on your operations going forward.

PriceSmart’s Response:  Please see the proposed revised disclosure relating to this Staff Comment Number 2 in Annex I.  The proposed revised disclosure is comprised of the portions of the MD&A for the Company’s upcoming Quarterly Report on Form 10-Q for the quarter ended February 28, 2010 under the headings “General Economic Factors” and “Current and Future Management Actions.”

The Company has addressed the Staff’s first bullet point in the second major bullet point under the heading “General Economic Factors.” The Company has addressed the Staff’s second bullet point in the first and second bullet points under the heading “Current and Future Management Actions.”  The Company has addressed the Staff’s third bullet point in the second and third bullet points under the heading “Current and Future Management Actions.”  The Company has addressed the Staff’s fourth bullet point in the fourth bullet point under the heading “Current and Future Management Actions.”

Contractual Obligations, page 14

3.
In future filings, please disclose scheduled interest payments in your table of payments due by period. To the extent that interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future interest payments. Regardless of whether you decide to include or exclude estimated interest payments in the table, you should include a footnote to the table that provides appropriate disclosures. See Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

PriceSmart’s Response:  Please see the proposed revised disclosure relating to this Staff Comment Number 3 in Annex I.  The Company will disclose future interest payments within the table.  In the case of variable rates, the Company will use the interest rate in effect at the end of the reporting period to calculate amounts in the table and will so state in a footnote to the table.  As interest rates are variable and unknown with regard to interest rate swaps, the Company will not include estimates of future interest payments on interest rate swaps and will disclose this fact in a footnote to the table.

Critical Accounting Estimates, page 14

4.
In future filings, please describe the material implications of uncertainties associated with the methods, assumptions, and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. In doing so, please discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. Also, because critical accounting estimates and assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. In that regard, we would expect you to provide information for investors to assess the probability of a future material impairment charge with respect of goodwill, deferred tax assets, and long-lived assets. See Item 303(a)(3)(ii) of Regulation S-K as well as the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

PriceSmart’s Response:  Please see the proposed revised disclosure relating to this Staff Comment Number 4 in Annex I.  As indicated in the proposed revised disclosure, the Company will remove some items previously listed as Critical Accounting Estimates because (i) the nature of the estimates and assumptions made for these items are not reasonably likely to have a material impact on the Company’s financial condition or operating performance or (ii) the nature of the matter estimated is not highly uncertain or susceptible to change.

For example, the Company proposes elimination of goodwill impairment as a critical accounting estimate.  Goodwill was first listed as a critical accounting estimate during a period of financial duress and uncertainty.  Current valuations indicate a growing spread between the fair values and the carrying values of its reporting units (subsidiaries).  This trend is expected to continue; therefore, the nature of the matter estimated is not highly uncertain or susceptible to a change that would materially impact the consolidated financial statements.  Likewise, the Company proposes elimination of stock-based compensation as a critical accounting estimate.  Based on our substantial shift of stock-based compensation from stock options to restricted stock awards, the prior discussion on Black-Scholes is no longer relevant as a critical accounting estimate.  The estimate made upon calculation of the restricted stock compensation expense relates to the forfeiture rate.  The Company believes that the impact of the estimated forfeiture rate is not material to the financial condition or operating performance of the Company.  Finally, the Company proposes elimination of Warehouse Closure Costs as a critical accounting estimate.  Warehouse Closure Costs was first listed as a critical accounting estimate during a period of financial duress and uncertainty in a period of time where the Company was actively closing warehouse locations.  As of August 31, 2009, however, the Company had no net lease obligations for closed warehouse clubs based on the present value of the rent liabilities, reduced by the estimated income from the subleasing of these properties.  In the first six months of fiscal year 2010, the Company did not record any closure costs.

Consolidated Financial Statements, page 19

Consolidated Statements of Cash Flows, page 23

5.
The reconciliation of net operating cash flow using the indirect method should reconcile net income to net cash flow from operating activities.  Please revise your presentation in future filings accordingly. See paragraphs 28-29 of SFAS 95 (FASB ASC 230-10-45-1).

    PriceSmart’s Response: In future filings, the Company will reconcile net operating cash flows using the indirect method, reconciling net income to net cash flow from operating activities.

Note 2 - Summary of Significant Accounting Policies, page 26

Revenue Recognition, page 28

6.
We note that you recognize sales revenue from gift certificates when the certificates are redeemed. Please tell us how you account for the value of unredeemed gift certificates not redeemed or not redeemed over an extended period of time. If you recognize sales revenue or income for the unredeemed value of gift certificates, please tell us how you determine the amounts recognized and the basis for your estimates. In addition, in future filings, please disclose your accounting policies regarding unredeemed gift certificates and, if you recognize sales revenue or income from unredeemed gift certificates, please disclose the amount recognized for each year presented.

PriceSmart’s Response:  Gift certificates (both redeemed and unredeemed) have historically not represented a significant source of revenue for the Company.  For instance, as of February 28, 2010, the Company had $107,000 of unredeemed gift certificates in the “Other accrued expenses” caption on its consolidated balance sheets.  PriceSmart’s gift certificates generally have a stated expiration date of one year or less from their issuance date.  Therefore, any unredeemed gift certificates are recognized as revenue in the “Revenue-Other Income” caption on the consolidated statement of income after one year from their issuance date.

Please see the proposed revised disclosure relating to this Staff Comment Number 6 in Annex I.

Note 8 - Stock Option and Equity Participation Plans, page 34

7.
In future filings, please disclose the weighted average grant date fair value of restricted stock awards, total fair value of restricted awards vested, and the intrinsic value of stock options exercised. See paragraph A240 of SFAS 123(R) (FASB ASC 718-10-50-2).

PriceSmart’s Response:  Please see the proposed revised disclosure relating to this Staff Comment Number 7 in Annex I.  The Company will include disclosure of the weighted average grant date fair value of restricted stock awards and total fair value of restricted awards vested in future filings.  The intrinsic value of stock options exercised has been presented in the past and will continue to be presented.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11

8.
We note that you determine specific components of compensation by considering each officer’s performance, level of responsibility, skills and experience, and other compensation awards or arrangements. In future filings, please discuss in greater detail how you determine the amount of each compensation element to pay. See Item 402(b)(1)(v) of Regulation S-K. Further, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors with material information to understand your compensation policies and decisions regarding the named executive officers.

PriceSmart’s Response:  Per our discussion with the Staff on March 16, 2010, the Company will respond to this Staff Comment in a second response letter to be submitted on or before April 15, 2010.

9.
You state that you establish individual executive compensation at levels you believe are comparable with those of executives in other companies of similar size and stage of development operating in retail industries while taking into account your relative performance and your strategic goals. Also, you state that you review the mix of compensation elements for your named executive officers against the compensation data for executives holding similar positions within companies in your peer group. Further, you state that you strive to set target total compensation opportunity levels and the individual components of compensation to be competitive with the market in which you compete for executive talent. Therefore, it appears that you benchmark total and component compensation of each named executive officer’s position against one or more appropriate job matches from other companies. In future filings, please elaborate upon the benchmarking data from these companies that you consider in your compensation program and explain their components in greater detail. See Item 402(b)(2)(xiv) of Regulation S-K. In this regard, please refer to the Division of Corporation Finance’s Compliance and Disclosure Interpretation 118.05 under the category entitled, “Regulation S-K” (July 3, 2008).

PriceSmart’s Response:  Per our discussion with the Staff on March 16, 2010, the Company will respond to this Staff Comment in a second response letter to be submitted on or before April 15, 2010.

10.
You state that, in establishing 2009 compensation levels for your named executive officers, you evaluated the compensation practices of United States retail companies with annual revenues ranging from $500 million to $15 billion and San Diego-based companies with revenues of $500 million to $3 billion. In future filings, please discuss the reasons that you believe these companies provide an appropriate comparison to you given your revenue level and the markets in which you conduct your operations.

PriceSmart’s Response:  Per our discussion with the Staff on March 16, 2010, the Company will respond to this Staff Comment in a second response letter to be submitted as soon as practicable following the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2010.

11.
We note that you utilized Equilar Inc.’s Executivelnsight research database in determining the compensation of your named executive officers. In future filings, please clarify whether you engaged Equilar Inc. as a compensation consultant. If so, please discuss whether your chief executive officer met with representatives of Equilar regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Equilar works, if any.  Also, please describe in greater detail the nature and scope of Equilar’s assignment and the material elements of the instructions or directions given to this consultant regarding the performance of its duties, as applicable. See Items 407(e)(3)(ii) and (iii) of Regulation S-K.

PriceSmart’s Response:  Per our discussion with the Staff on March 16, 2010, the Company will respond to this Staff Comment in a second response letter to be submitted on or before April 15, 2010.

Elements of Compensation, page 13

Base Salary. page 13

12.
You state that your executives’ base salaries are generally established based on the scope of their responsibilities, level of experience, and individual performance while taking into account both external competitiveness and internal equity considerations. Therefore, it is unclear whether the base salaries are established or adjusted by obtaining certain objective financial results or whether each executive’s salary determination is completely subjective. If certain financial results are quantified to establish or adjust base salaries, in future filings, please specify these results. See Item 402(b)(2)(v) of Regulation S-K. If financial results are not quantified, please state.

PriceSmart’s Response:  Per our discussion with the Staff on March 16, 2010, the Company will respond to this Staff Comment in a second response letter to be submitted on or before April 15, 2010.

13.
Also, regardless of whether or not certain financial results are quantified, in future filings, please clarify the manner in which you use the metrics you discuss in this section, including scope of responsibility, level of experience, and individual performance, in determining and adjusting your named executive officers’ base salaries. In this regard, please explain specifically how you used these metrics to determine that Robert E. Price, John M. Heffner, Jose Luis Laparte, and William J. Naylon deserved a 2% increase in their base salaries in 2009 and that Robert M. Gans deserved a 2.1% increase in his base salary in 2009.

PriceSmart’s Response:  Per our discussion with the Staff on March 16, 2010, the Company will respond to this Staff Comment in a second response letter to be submitted on or before April 15, 2010.

Severance and Change in Control Payments, page 24

14.
In future filings, please revise the column of your table entitled “Severance upon Termination without Cause” to quantify the value of the lump sum amounts payable to each named executive upon termination as of the August 31, 2009. See Item 402(j)(2) of Regulation S-K.

PriceSmart’s Response:  Per our discussion with the Staff on March 16, 2010, the Company will respond to this Staff Comment in a second response letter to be submitted on or before April 15, 2010.

Certain Transactions, page 27

Related Party Transaction, page 27

15.
In future filings, please state whether the terms in the transactions and agreements with related parties you disclose were comparable to terms you could have obtained in arms-length transactions with unaffiliated third parties. If not, please discuss how the terms in the related party transactions and agreements would be different if they were conducted in arms-length transactions with unaffiliated third parties.

PriceSmart’s Response:  Per our discussion with the Staff on March 16, 2010, the Company will respond to this Staff Comment in a second response letter to be submitted on or before April 15, 2010.
* * * * *
Please call me at (415) 395-8849 with any questions or comments you may have.

Very truly yours,

/s/   ROBERT E. BURWELL

Robert E. Burwell
of LATHAM & WATKINS LLP

cc:	John Fieldsend, Esq.
Securities and Exchange Commission

Mr. Robert E. Price
Mr. John M. Heffner
Robert M. Gans, Esq.
PriceSmart, Inc.

| |

Annex I

Revised Disclosure in Response to Staff Comment No. 2

General Economic Factors

•
The economic slowdown in the U.S. and other major world economies continues to have a negative effect on the economies of those countries where PriceSmart operates.   Lower expatriate remittances, reduced U.S. demand for exports from Central America (particularly affecting the assembly (“maquila”) export sector in Guatemala, Honduras and the Dominican Republic), and reduced tourism from the U.S. and Europe (particularly affecting Caribbean markets) are all contributing to a generally weak economic environment in many of the Company’s markets. However, the Company is beginning to see signs that consumer spending in our warehouse clubs is improving from what appears to have been a low point in the third calendar quarter of 2009.  These include:

o
Sales of non-consumable merchandise has increased in the most recent fiscal quarter after declining in each of the prior three fiscal quarters when compared to the same quarter in the prior fiscal year.

o
The decline in the dollar value of the average transaction, which had been 3.2%, 5.7%, and 4.1% in each of the prior three fiscal quarters when compared to the same quarter in the prior fiscal year, was only slightly negative at a decline of 0.2% in the most recent fiscal quarter compared to the same quarter in the last fiscal year.

o
Comparable warehouse club sales percentage growth has been trending upward over the past five months from a negative growth rate of 1.1% in September to a reduced negative growth of 0.3% in October followed by positive comparable warehouse club sales growth of 0.8%, 3.5%, 5.8%, and 7.1% in November, December, January, and February, respectively.

The Company believes that overall consumer spending may have stabilized and may be increasing in some of its markets, most notably Costa Rica and Panama, which would likely have a positive effect on future sales for the Company.

•
Many PriceSmart markets are susceptible to foreign currency exchange rate volatility. Currency exchange rate changes either increase or decrease the cost of imported products and can have an effect on the reported sales of the consolidated Company when local currency denominated sales are translated to U.S. dollars.  In addition, the Company revalues all U.S. dollar denominated liabilities within those markets that do not use the U.S. dollar as its functional currency.  These liabilities include, but are not limited to, the value of items shipped from the U.S. to our foreign markets.  Approximately 49% of the Company’s net warehouse sales are comprised of products imported into the markets where PriceSmart warehouse clubs are located. Products imported for sale in PriceSmart markets are purchased in U.S. dollars, but approximately 78% of the Company’s net warehouse sales are in foreign currencies. In general, local currencies in PriceSmart markets have declined relative to the dollar, but the Guatemalan quetzale and the Costa Rican colone recently have appreciated relative to the dollar. We adjust prices on U.S. dollar goods on a periodic basis to maintain our target margins after taking into account changes in exchange rates.  As a result, declines in local currencies relative to the dollar effectively increase the cost to the Company’s members of imported products, while appreciation in local currencies makes imported products more affordable. With respect to locally acquired merchandise sold in the Company’s warehouse clubs, which accounts for approximately 51% of net warehouse sales, the Company’s margins are not affected by changes in exchange rates and therefore the Company does not adjust prices of these products to address changes in exchange rates.  However, in the case of locally acquired merchandise, a decline in local currency rates relative to the U.S. dollar will decrease the reported year over year sales of the Company when expressed in U.S. dollars.  Conversely, a strengthening of local currency rates relative to the U.S. dollar will increase the reported year over year sales.  With respect to the revaluation of liabilities, the Company recognizes the revaluation (either positive or negative) as an element of net warehouse cost of goods sold and indicates the dollar value of that revaluation, net of reserves, in the discussion on warehouse gross margins.  The Company seeks to reduce U.S. dollar denominated liabilities by obtaining local currency loans from banks within certain markets where it is economical to do so and where the risk of devaluation or the level of U.S. dollar denominated liabilities is high.  For example, the Company has local currency denominated long term loans in Guatemala, Barbados, and most recently Honduras.  As of February 28, 2010, the Company had U.S. dollar denominated liabilities subject to revaluation of $73.5 million.  The Company seeks to reduce U.S. dollar denominated liabilities by obtaining local currency loans from banks within certain markets where it is economical to do so and where the risk of devaluation or the level of U.S. dollar denominated liabilities is high.  For example, the Company recently instituted a local currency denominated long term loan in Honduras ($6.0  million, U.S.$ equivalent).  The Company also has local currency denominated long term loans in Guatemala and Barbados.  The Company is not aware of any material trends or uncertainties regarding the currencies of any other markets that the Company expects will have a material impact on the Company or its operations in future periods.  However, there is no way to accurately forecast how currencies may trade in the future and, as a result, the Company cannot accurately project the impact of the change in rates on the Company’s reported sales or financial results.

Current and Future Management Actions

•
To help achieve pricing leadership and maintain a competitive advantage, the Company performs comparison shopping in its markets, and where necessary, targets a lower mark-up on the cost of certain merchandise which has the effect of lowering prices for that merchandise.

•
The Company’s ongoing focus is to improve the value proposition for its members.  This involves negotiating lower prices with vendors, reducing supply chain costs for the movement of merchandise from the U.S. to its warehouse clubs, and operating the warehouse clubs in an efficient low cost shopping format where pallet-ready merchandise is moved directly from receiving to the sales floor. The strong growth in sales that the Company has experienced over the last three years has improved the Company’s buying power from merchandise suppliers due to the larger purchasing quantities.  Additionally,  leveraging of costs through the supply chain results from economies of scale in such things as increased utilization of full container shipments.  These savings, when realized, are passed on to our members through lower merchandise prices which in turn further increases sales volume. The Company believes that it can continue to realize savings resulting from cost leverage on increased sales volume through its negotiations with suppliers and from operating efficiencies within its distribution centers and warehouse clubs.

•
During the first six months of fiscal year 2010, the Company contracted for the use of a bonded warehouse in Miami, Florida. The Company will incur distribution charges on a per unit basis for this distribution center. The Company entered into a new lease amendment for its Miami frozen distribution center on August 31, 2009, providing for an expansion of 5,000 square feet of leased frozen and refrigerated space, which will meet the Company’s projected capacity needs for at least the next year, during which time the Company will evaluate the need to relocate to a larger facility. In August 2009, fiscal year 2009, the Company eliminated the Panama distribution center for which the Company incurred distribution charges on a per unit basis. In fiscal year 2008, the Company signed a lease for a larger dry distribution center in Miami, Florida. These actions have permitted the Company to more efficiently service the PriceSmart warehouse club locations, to reduce transit times for merchandise shipped between the U.S. and its warehouse club locations and to realize per unit cost saving in distribution operating expenses by improving the flow of merchandise through the facility and reducing handling costs.

•
The Company offers a co-branded credit card to PriceSmart members in Central America in cooperation with a bank in the region, Credomatic.  During fiscal year 2009 the Company introduced the co-branded program in its Caribbean markets, except for Aruba, in cooperation with a bank in that region, Scotiabank.  The programs allow for savings in credit card processing fees when the co-branded card is used at the warehouse club as well as providing benefits to club members.  Management anticipates that as more members obtain and use the card, the Company will see increased savings related to credit card costs.  Working with Credomatic and Scotiabank, the Company seeks to increase the use of the co-branded cards in those markets in the future.  In the most recent six month period, bank and credit card expenses improved three basis points as a percent of sales compared to the same period in the prior fiscal year.

•
The Company continues to evaluate sites for additional PriceSmart locations.  Although a specific target for new warehouse club openings beyond fiscal year 2010 has not been set, management believes that there are opportunities to add locations in certain PriceSmart markets.  In that regard, the Company announced on December 23, 2009 that it had acquired 30,000 square meters of land in Santo Domingo, Dominican Republic on December 22, 2009.  The Company plans on constructing a new warehouse club on the site, which would be the second club in Santo Domingo and the third in the Dominican Republic.  Currently, the Company expects to open this new warehouse club in the fall of 2010.  In addition, the Company continues to examine Colombia as a potential new market for multiple PriceSmart warehouse clubs.

•
Most PriceSmart real estate is owned rather than leased.    Real estate ownership provides a number of advantages as compared to leasing, including lower operating expenses, flexibility to expand or otherwise enhance PriceSmart buildings, long-term control over the use of the property and the residual value that the real estate may have in future years.  In the course of acquiring sites, the Company may have to purchase more land than is actually needed for the warehouse club operation.  As an example, the transaction in which the Company acquired the Alajuela site in Costa Rica included the purchase of land for the PriceSmart warehouse club and a joint venture with the seller on the balance of the property.  PriceSmart entered into a similar real estate transaction with respect to the soon-to-be-opened Brisas site in Panama City.   To the extent that the Company acquires property in excess of what is needed for the warehouse club, the objective is to either sell or develop the excess property.  The excess properties at Alajuela and Brisas are being held for development by the 50/50 joint ventures.  A similar development strategy is being employed for excess land at the new San Fernando, Trinidad location which property is owned 100% by PriceSmart.  The profitable sale or development of real estate is highly dependent on real estate market conditions.  At the present time market conditions in these markets are not strongly conducive to property development, but the Company expects to find suitable tenants in the future for its property development projects.

Revised Disclosure in Response to Staff Comment No. 3

Contractual Obligations

As of February 28, 2010, the Company’s commitments to make future payments under long-term contractual obligations were as follows (in thousands):

	Payments due in:
Contractual obligations	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years	Total
Long-term debt and interest (1)	$9,643	$18,434	$26,845	$12,432	$67,354
Operating leases (2)(3)	6,600	11,062	11,412	48,124	77,198
Additional capital contribution commitments to joint ventures (4)	3,663	—	—	—	3,663
Equipment lease(5)	80	—	—	—	80
Distribution center services(6)	125	103	—	—	228
Total	$20,111	$29,599	$38,257	$60,556	$148,523

(1)
Long-term debt includes debt with both fixed and variable interest rates.  The Company has used variable rates as of February 28, 2010 to calculate future estimated payments related to the variable rate items.  The Company has entered into interest rate swap agreements with respect to some of its variable rate loans.  The Company has not included an estimate of the future impact on cash flow and interest payments with regard to these interest rate swaps.

(2)
Amounts shown exclude future operating lease payments due for the closed warehouse club in Guam.  The projected minimum payments excluded for Guam are approximately $1.3 million; sublease income for this location is approximately $1.8 million, yielding no net projected obligation.

(3)	Operating lease obligations have been reduced by approximately $597,000 to reflect the amounts net of sublease income.
(4)
Amounts shown are the contractual capital contribution requirements for the Company’s investment in the joint ventures that the Company has agreed to make, however, the parties intend to seek alternate financing for these projects.

(5)	Certain obligations under leasing arrangements are collateralized by the underlying asset being leased.
(6)	Amounts shown are the contractual distribution center services agreements for Mexico City. The minimum payment includes only the fixed portion of each contract.

Revised Disclosure in Response to Staff Comment No. 4

Contingencies and Litigation: In the ordinary course of business, the Company is periodically named as a defendant in various lawsuits, claims and pending actions and is exposed to tax risks (other than income tax). The principal risks that the Company insures against are workers’ compensation, general liability, vehicle liability, property damage, employment practices, errors and omissions, fiduciary liability and fidelity losses. If a potential loss arising from these lawsuits, claims, actions and non-income tax issues is probable and reasonably estimable, the Company records the estimated liability based on circumstances and assumptions existing at the time.  The estimates affecting the Company’s litigation reserves can be affected by new claims filed after the balance sheet date with respect to events occurring prior to the balance sheet date and developments in pending litigation that may affect the outcome of the litigation.  As such, the Company is unable to make a reasonable estimate of the sensitivity to change of estimates affecting its litigation reserves.  As additional information becomes available, the Company assesses the potential liability related to the pending litigation and revises its estimates as appropriate. While the Company believes the recorded liabilities are adequate, there are inherent limitations in the estimation process whereby actual losses may exceed estimated losses.

Income Taxes: A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. As of November 30, 2009, the Company evaluated its deferred tax assets and liabilities and determined that a valuation allowance is necessary for certain foreign deferred tax asset balances, primarily because of the existence of significant negative objective evidence, such as the fact that certain subsidiaries are in a cumulative loss position for the past three years, and the determination that certain net operating loss carry-forward periods are not sufficient to realize the related deferred tax assets. The Company factored into its analysis the inherent risk of forecasting revenue and expenses over an extended period of time and also considered the potential risks associated with its business. As a result of this review, the Company concluded that a valuation allowance was required with respect to deferred tax assets for certain subsidiaries, as well as certain U.S. deferred tax assets.

The Company had federal and state tax net operating loss carry-forwards, or NOLs, at November 30, 2009 of approximately $32.4 million and $3.7 million, respectively. In calculating the tax provision, and assessing the likelihood that the Company will be able to utilize the deferred tax assets, the Company considered and weighed all of the evidence, both positive and negative, and both objective and subjective. The Company factored in the inherent risk of forecasting revenue and expenses over an extended period of time and considered the potential risks associated with its business. Because of the Company’s U.S. income from continuing operations and based on projections of future taxable income in the United States, the Company was able to determine that there was sufficient positive evidence to support the conclusion that it was more likely than not that the Company would be able to realize substantially all of its U.S. NOLs by generating taxable income during the carry-forward period. However, if the Company does not achieve its projections of future taxable income in the United States, the Company could be required to take a charge to earnings related to the recoverability of these deferred tax assets. Due to the deemed change of ownership (as defined in Section 382 of the Internal Revenue Code) in October 2004, there are annual limitations in the amount of U.S. income that may be offset by NOLs. The NOLs generated prior to the deemed ownership change date, as well as a significant portion of the losses generated as a result of the PSMT Philippines disposal in August 2005, are limited on an annual basis. The Company does not believe this will impact the recoverability of these NOLs. Conversely, due to their shorter recovery period and limitations applicable under section 383 of the Internal Revenue code regarding changes of ownership, the Company has maintained valuation allowances on U.S. foreign tax credits (generated before the date of the deemed ownership change) and all capital loss carry-forwards.

The Company is required to file federal and state tax returns in the United States and various other tax returns in foreign jurisdictions. The preparation of these tax returns requires the Company to interpret the applicable tax laws and regulations in effect in such jurisdictions, which could affect the amount of tax paid by the Company. The Company, in consultation with its tax advisors, bases its tax returns on interpretations that are believed to be reasonable under the circumstances. The tax returns, however, are subject to routine reviews by the various taxing authorities in the jurisdictions in which the Company files its returns. As part of these reviews, a taxing authority may disagree with respect to the interpretations the Company used to calculate its tax liability and therefore require the Company to pay additional taxes and associated penalties and interest.

The Company accrues an amount for its estimate of probable additional income tax liability.  The Company recognizes the impact of an uncertain income tax position on the income tax return at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority.  An uncertain income tax position will not be recognized if it has less than 50% likelihood of being sustained.  As of November 30, 2009, the Company has classified uncertain income tax positions as $3.6 million in long-term income taxes payable and approximately $18,000 in long-term deferred tax liabilities. The classification of income tax liability as current, as opposed to long-term, occurs when the Company expects to make cash payment in the following 12 months.  As of November 30, 2009, the Company does not expect to make cash payments for these liabilities in the following 12 months.

Merchandise Inventory: The Company records its inventory at the lower of cost (average cost) or market. The Company provides for estimated inventory losses between physical inventory counts on the basis of a percentage of sales. The provision is adjusted monthly to reflect the trend of actual physical inventory count results, with physical inventories occurring primarily in the second and fourth fiscal quarters. In addition, the Company monitors slow-moving inventory to determine if provisions should be taken for expected markdowns below the carrying cost of certain inventory to expedite the sale of such merchandise.  The uncertainties associated with these methods, assumptions and estimates with regard to the Company’s reported inventory, including the estimated provisions, has not had and is not expected to have a material impact on the financial condition and operating performance of the Company or on the comparability of the reported information for the periods presented, as historically the actual results have not differed materially from the estimates.  The likelihood of any material changes in inventory losses or markdowns is dependent on customer demand or new product introductions by the Company or its competitors that vary from current expectations.  The Company believes that any changes on these factors are not reasonably likely to occur and hence not reasonably likely to have a material impact on the Company’s financial results.

Long-lived Assets: The Company periodically evaluates its long-lived assets for indicators of impairment. Indicators that an asset may be impaired are:

•	the asset’s inability to continue to generate income from operations and positive cash flow in future periods;
•	loss of legal ownership or title to the asset;
•	significant changes in our strategic business objectives and utilization of the asset(s); and
•	the impact of significant negative industry or economic trends.

Management’s judgments are based on market and operational conditions at the time of the evaluation and can include management’s best estimate of future business activity, which in turn drives estimates of  future cash flows from these assets. These periodic evaluations could cause management to conclude that impairment factors exist, requiring an adjustment of these assets to their then-current fair market value. Future business conditions and/or activity could differ materially from the projections made by management causing the need for additional impairment charges. For example, the Company recorded an impairment charge of approximately $449,000 in fiscal year 2008 to write-down the long-lived assets utilized for bulk packaging in the Central America and Caribbean business segments after the Company moved toward outsourcing bulk packaging of consumable merchandise. The Company has not recorded any significant impairment charges during the first quarter of fiscal year 2010.

Revised Disclosure in Response to Staff Comment No. 6

Revenue Recognition – The Company recognizes merchandise sales revenue when title passes to the customer. Membership income represents annual membership fees paid by the Company’s warehouse club members, which are recognized ratably over the 12-month term of the membership. The historical membership fee refunds have been minimal and, accordingly, no reserve has been established for membership refunds for the periods presented.  The Company recognizes and presents revenue-producing transactions on a net of tax basis.  The Company recognizes gift certificates sales revenue when the certificates are redeemed. The outstanding gift certificates are reflected as other accrued expenses in the consolidated balance sheets.  These gift certificates generally have a one-year stated expiration date from the date of issuance.  The Company periodically reviews unredeemed outstanding gift certificates, and the gift certificates that have expired are recognized as “Revenue-Other Income,” on the consolidated statement of income.  Operating leases, where the Company is the lessor, with lease payments that have fixed and determinable rent increases are recognized as revenue on a straight-line basis over the lease term. The Company also accounts in its straight-line computation for the effect of any “rental holidays.” Contingent rental revenue is recognized as the contingent rent becomes due per the individual lease agreements.

Revised Disclosure in Response to Staff Comment No. 7

The weighted average grant date fair value of restricted stock awards and units granted during the six months ended February 28, 2010 was $XX.XX  The total fair value of restricted stock awards and units vested during the six months ended February 28, 2010 was $XX.xx.

	Six Months Ended February 28,
	2010	2009
Proceeds from stock options exercised	$	75
Intrinsic value of stock options exercised	$	124
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